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                            January 5, 2024

       Matthew Puckett
       Chief Financial Officer
       V.F. Corporation
       1551 Wewatta Street
       Denver, CO 80202

                                                        Re: V.F. Corporation
                                                            Form 8-K
                                                            Filed December 18,
2023
                                                            File No. 001-05256

       Dear Matthew Puckett:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K

       Item 1.05 Material Cybersecurity Incidents

   1. We note that at the time of filing, the full scope, nature and impact of the unauthorized occurrences were not
yet known. Additionally, while it had and was expected to be reasonably likely to
continue to have a material impact on your business operations, you had not yet determined
whether the incident is likely to materially impact your financial condition or results of
operations. When you file your amended Form 8-K pursuant to
                                                        Instruction 2 to Item
1.05 of Form 8-K, please also expand your disclosure to address the following items:
                                                            expand your
discussion to describe the scope of your business operations impacted;
                                                             and
                                                            describe the known
material impact(s) the incident has had and the material impact(s)
                                                             that are likely to
continue.
                                                        In considering material
impacts, please describe all material impacts. For example,
                                                        consider vendor
relationships and potential reputational harm related to stolen data and unfulfilled orders, as
well as any impact to your financial condition or results of
 Matthew Puckett
V.F. Corporation
January 5, 2024
Page 2
      operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675
with any questions.



                                                          Sincerely,
FirstName LastNameMatthew Puckett
                                                          Division of
Corporation Finance
Comapany NameV.F. Corporation
                                                          Office of Life
Sciences
January 5, 2024 Page 2
cc:       Eric Forni, Esq.
FirstName LastName